

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed March 15, 2013**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed the amendment to your registration statement, and we have the following comments.

Financial Statements for the Period Ended September 30, 2012

Balance Sheets, page F-14

1. You disclose on the face of your balance sheet as of September 30, 2012 that total stockholders' equity was $9,217. Given your common stock of $10,000, additional paid-in capital of $(3,100) and accumulated deficit of $(887), it is not clear how you have calculated total stockholders' equity of $9,217. Please revise accordingly. Please also revise the related amount presented within your Capitalization section on page 10.

Exhibit 23.1 - Consent

2. We note that your auditor has referred to the Form S-1/A#9 in their consent. Please make arrangements with your auditor to have them revise their consent to refer to the correct amendment to the Form S-1.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
Harold P. Gewerter, Esq.